Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
FIRST QUARTER 2013 RESULTS

Santiago, Chile, May 30, 2013 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced its consolidated financial results for the first quarter 2013 ended March 31, 2013. Figures are stated in accordance with IFRS. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31, 2013 (US$1.00=Ch$472.03).

Highlights 1Q 2013

●	Total sales rose by 2.5%, to Ch$91,081 million in the quarter.

●	Bottled export markets sales in Chilean pesos increased 3.6%.

●	Bottled export markets volumes increased 0.9% to 3,835,816 cases.

●	Bottled export price increased 6.3% in US$.

●	Bottled wine domestic sales in Chile decreased 5.8% by value and decreased 3.9% by volume.

●	Domestic sales of new business (liquor and beer) in Chile increased 2.1% and represented 33.6% of total domestic sales.

●	Fetzer sales increased 5.2% totaling Ch$11,063 (US$23.4 million)

●	Net income increased 0.3% to Ch$5,246 million (US$11.1 million).

●	Operating Income plus depreciation and amortization decreased 1.4% to Ch$9,746 million, this figure over sales was 10.7%.

Summary

In the first quarter of this year export market sales increased 3.6%, while continuing our effort of increases in prices and product mix. We believe is important to consider that export market volumes were affected by the port strike in Chile during March; where around 165 thousand cases couldn’t be shipped. Of the total exports, we highlight the volume growth in our main markets UK and US, which grew 5.8% and 15.0% in the first quarter.

Fetzer showed a volume increase of 13.5% in the quarter, reaching 521,000 cases. This grow was driven by the domestic market which grew 14.6% reaching 484,158 cases.

In the domestic market, bottled wine volumes decreased by 3.9% and sales dropped by 5.8% in this quarter against the same period last year. The premium (and above) wines have continued to grow; they grew 3.2% in volume and 4.8% in value in 1Q13.

Our business in Argentina is consistent with its trend towards increasing its prices in order to enhance the profitability of the operation. Consequently, volumes have declined in the domestic market, on the other hand the exports showed a growth of 7.3% in volume and 0.2% in value.

In the three month period ended March 31, the operating income plus depreciation and amortization decreased 1.4% to Ch$9,746 million. This decrease is explained by the appreciation of the Chilean peso against some export currencies and increases of SG&A related to new foreign subsidiaries opened in 2012, in order to have the structure that will support the future growth. 64% of the SG&A increase was related to that concept.

In the quarter, the net income attributable to owners of the company for the quarter increased 0.3% to Ch$5,246 million.

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First Quarter 2013 Results

Total Revenues

Total Company revenues increased 2.5% to Ch$ 91,081 million (US$ 193.0 million). This increase is mainly explained by the increase of the Chilean export markets.

Table 1

Total Revenues

(in Ch$ millions)

	1Q13	1Q12	Change (%)
Chile Domestic - wine	11,556	12,262	-5.8%
Chile Domestic sales - new business	5,846	5,725	2.1%
Export Markets(1)	55,596	53,520	3.9%
Argentina domestic	1,215	1,673	-27.3%
Argentina Exports(2)	2,995	2,988	0.2%
U.S.A. (Fetzer) domestic	10,195	9,519	7.1%
U.S.A. (Fetzer) exports (2)	924	1,000	-7.6%
Other revenues	2,754	2,169	26.9%
TOTAL	91,081	88,857	2.5%

Table 2

Bottled Sales

		1Q13	1Q12	Change (%)
Sales (in Ch$ million)
Chile Domestic Market - wine		11,556	12,262	-5.8%
Chile Domestic Market - new business		5,846	5,725	2.1%
Export Markets(1)		55,468	53,520	3.6%
Argentina Domestic		1,047	1,516	-30.9%
Argentina Exports(2)		2,995	2,988	0.2%
U.S.A. (Fetzer) domestic		10,167	9,519	6.8%
U.S.A. (Fetzer) exports(2)		896	1,000	-10.4%
Total Sales		87,975	86,531	1.7%
Volume (thousand liters)
Chile Domestic Market - wine		11,694	12,171	-3.9%
Export Markets(1)		34,522	34,224	0.9%
Argentina Domestic		775	1,241	-37.6%
Argentina Exports(2)		2,107	1,964	7.3%
U.S.A. (Fetzer) domestic		4,357	3,802	14.6%
U.S.A. (Fetzer) exports(2)		332	330	0.4%
Total Volume		42,093	41,561	1.3%
Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	988.2	1,007.5	-1.9%
Export Markets	US$	3.40	3.20	6.3%
Argentina Exports	US$	3.01	3.12	-3.6%
Argentina Domestic	US$	2.86	2.51	13.8%
U.S.A. (Fetzer) domestic	US$	4.94	5.12	-3.6%
U.S.A. (Fetzer) exports	US$	5.72	6.21	-7.9%

(1)	Export Volumes include exports to third parties and sales volumes of the company's distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2)	This figure excludes shipments to the company’s distribution subsidiaries.
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Export Revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 3.6% to Ch$55,468 million as compared to Ch$53,520 million in 1Q 2012. This increase was driven by a 0.9% increase in volumes commercialized. The average prices increased 6.3% in in US dollar terms. For the quarter, the Chilean peso appreciated against the US dollar by 3.2%, against the Euro by 2.7% and 5.3% against the sterling pound.

Total bottled export sales (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 3.2% to Ch$59,359 and volumes increased by 1.2% reaching 4,106,723 cases.

Graph 1

Export Volume by Region (Including Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

1st Quarter 2013

Bottled Wine Sales - Volume:

Export sales volume in the quarter increased by 1.2% reaching 4,106,723 cases. Is important to consider that export market volumes were affected by the port strike in Chile during March; where around 165,000 nine liter cases couldn’t be shipped.

Sales volumes decreased in most of our export region. Volumes exported to Asia and Canada decreased 13.3% and 12.2% respectively, South America and Africa decreased by 10.9% and 17.1%, Central America and Caribbean decreased 7.3%. On the other hand volumes in Europe increased by 5.0% where volumes of our Nordic offices increased 7.0% and volumes sales of our UK subsidiary (which represented 25.7% of the export volume of the Company in the quarter) rose by 5.8%. The US market increased by 15.0% in volumes during the quarter.

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Domestic Wine Sales, Chile

Bottled domestic wine sales decreased 5.8% to Ch$11,556 million in 1Q13, from Ch$12,262 million in 1Q12, following a 3.9% decrease in volumes and a 1.9% decrease in the average price. There were no sales of bulk wine during the quarter.

The 3.9% drop in volume reflects a decrease in the generic category of 4.0%, and increases in the Varietal and Premium (and above) categories, of 1.4% and 3.2% on each of these categories respectively.

Company brands continue strengthening in the market. According to AC Nielsen’s figures, for the three month period ended March 2013, Concha y Toro’s market share by volume was 30.0% compared to 29.6% at the end of 2012.

Chile Domestic Sales-New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary Comercial Peumo, including premium beer (imported and local) and liquors totaled Ch$5,846 million (US$12.4 million) in 1Q13, a 2.1% increase from the same quarter last year, showing the growing business since the incorporation of the distribution of Diageo products in Comercial Peumo’s portfolio since May 2009, and the growth in the premium beer segment, in line with the increase of the general income levels in Chile.

Argentine Operations

Revenues from the Argentine operation (including bulk) decreased 9.7% to Ch$4,210 million as a result of a 0.2% increase in exports sales and a 27.3% decrease in domestic sales. This situation is partly driven by the increases in the average price, as a consequence of the repositioning of the brand in higher price points.

For the quarter, total Argentine exports of bottled wine totaled 234,065 cases, an increase of 7.3% over 1Q12. The average price in US dollar terms decreased 3.6% in the quarter.

On the domestic side, sales in Argentina by volume decreased 37.6% to 86,077 cases. The average price in US dollar terms increased 13.8% in the quarter.

The increase in average prices in US$ in the Argentine operation in the quarter, follows the strategy of the company in focusing in the profitability of the business.

U.S.A (Fetzer)

In 1Q13 bottled Fetzer sales increased 5.2% totaling Ch$11,063 (US$23.4 million) considering 521,000 cases.

For the quarter exports increased 0.4% by volume and volumes in the domestic market increased 14.6%.

Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit and others, increased 26.9%, to Ch$2,754 million (Ch$5.8 million).

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Cost of Sales

For the quarter, the total cost of sales decreased 1.2% to Ch$60,526 million (US$128.2 million) from Ch$61,291 million (US$129.8 million) in 1Q12. The cost of sales as a percentage of total sales decreased to 66.5% from 69.0%.

The gross margin increased to 33.5% from 31.0%, mainly because the effect of the lower cost of the wine due to the lower prices of the grapes in the harvest 2012 against harvest 2011.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 14.3% to Ch$24,855 million (US$52.7 million) in 1Q13 compared to Ch$21,741 million (US$46.1 million) in 1Q12. As a percentage of sales, SG&A increased to 27.3% from 24.5% in 1Q12.

The increases of SG&A are mainly related to new foreign subsidiaries opened in 2012, in order to have the structure that will support the future growth. 64% of the SG&A increase was related to that concept.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) decreased 2.2% to Ch$5,700 million (US$12.1 million) in 1Q12 compared to Ch$5,825 million (US$12.3 million) in 1Q12. The operating margin as a percentage of sales decreased to 6.3% from 6.6% in 1Q12.

Other Results by Function

The Other Results by Function (Other income, Other expenses, Financial Income, Financial Expenses, Participation of associates, Exchange differences and Expense by adjustment units) showed a gain of Ch$1,093 million (US$2.3 million) as compared to a gain of Ch$867 million (US$1.8 million) in 1Q2012. This difference is mainly explained by an increase in the Exchange difference gains in the quarter, in which, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit for this concept in 1Q13 was Ch$3,321 million (US$7.0 million).

Financial expenses increased 45.5%, financial expenses in 1Q13 were Ch$2,662 million and in 1Q12, Ch$1,830 million.

As of March 31, 2013, financial debt increased 30.0% to Ch$270,617 million, this increase is explained by the issue of a bond whose funds were held in cash, to address the maturities of short-term debt during the year 2013. However, net financial debt (this is excluding cash and cash equivalent) was Ch$190,819 million, representing an increase of 4.7% as compared to the net financial debt for March 31, 2012.

Net Income and Earnings per Share (EPS)

The net income attributable to owners of the company for the quarter increased 0.3% to Ch$5,246 million from Ch$5,231 million in 1Q12. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings remained at Ch$7.0 per.

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Balance Sheet

Assets

As of March 31, 2013, the Company’s consolidated assets totaled Ch$844,910 million (US$1,790.0 million) and were Ch$80,749 million (US$171.1 million) higher than the figure reported a year earlier, mainly due to the increase of cash and cash equivalent.

Liabilities

As of March 31, 2013, financial debt increased 30.0% to Ch$270,617 million, this increase is explained by the issue of a bond whose funds were held in cash, to address the maturities of short-term debt during the year 2013. However, net financial debt (this is excluding cash and cash equivalent) was Ch$190,819 million, representing an increase of 4.7% as compared to the net financial debt for March 31, 2012.

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About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 137 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,133 hectares of vineyards in Chile, 1,154 hectares in Argentina and 463 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,491 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	1Q2013	1Q2012	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%
Income from ordinary activities	91,080,811	88,857,138	2.5%
Cost of sales	(60,525,948)	(61,291,041)	-1.2%

Gross Revenue	30,554,863	27,566,097	10.8%

Other income by function	194,547	70,685	175.2%
Distribution costs	(20,991,516)	(17,866,761)	17.5%
Administrative expenses	(3,863,673)	(3,874,301)	-0.3%
Other expenses by function	(170,808)	(133,395)	28.0%
Financial income	587,141	217,798	169.6%
Financial expenses	(2,661,870)	(1,829,714)	45.5%

Participation in income (loss) of associates and joint-ventures recorded using the equity method	74,797	282,379	-73.5%

Exchange differences	3,320,608	2,450,328	35.5%
Income/expense by adjustment units	(251,665)	(190,822)	31.9%

Income before tax	6,792,424	6,692,294	1.5%
Income tax expense	(1,388,329)	(1,461,573)	-5.0%

Income	5,404,095	5,230,721	3.3%

Income attributable to owners of the company	5,246,293	5,231,289	0.3%
Income attributable to non-controling interests	157,802	(568)	—

Operating Income plus Depreciation and Amortization	9,746,186	9,889,014	-1.4%
Gross Revenue	30,554,863	27,566,097	10.8%
Distribution costs	(20,991,516)	(17,866,761)	17.5%
Administrative expenses	(3,863,673)	(3,874,301)	-0.3%
Depreciation	3,828,020	3,826,025	0.1%
Amortization	218,492	237,954	-8.2%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	March 31, 2013	March 31, 2012
Assets

Cash and cash equivalents	79,797,978	25,807,473
Inventories	190,967,862	201,695,384
Accounts receivable	103,967,287	96,585,494
Biological current assets	14,031,807	108,566
Other current assets	40,754,705	38,166,206
Total current assets	429,519,639	362,363,123

Property, plant & equipment, net	259,662,248	257,773,777
Biological fixed assets	65,262,231	62,283,493
Other fixed assets	15,537,310	13,655,347
Other assets non current	74,928,265	68,084,683
Total non current assets	415,390,054	401,797,300
Total assets	844,909,693	764,160,423

Liabilities
Loans and other liabilities	96,867,603	38,572,014
Other current liabilities	98,951,779	115,340,567
Total current liabilities	195,819,382	153,912,581

Loans and other liabilities	173,749,335	169,499,943
Other non current liabilities	38,691,956	31,533,042
Total non current liabilities	212,441,291	201,032,985

Total Liabilities	408,260,673	354,945,566

Equity
Paid-in-capital	84,178,790	84,178,790
Retained earnings	332,175,645	315,418,536
Other reserves	19,540,486	9,318,778
Net equity attributable to parent comp. shareholders	435,894,921	408,916,104
Minority Interest	754,099	298,753
Total Equity	436,649,020	409,214,857
Total Equity and Liabilities	844,909,693	764,160,423

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